Exhibit 99.1

INFORMATION REGARDING THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

KING DIGITAL ENTERTAINMENT PLC

TO BE HELD AT

11:00 A.M. (IRISH TIME)

ON

SEPTEMBER 26, 2014

AT

FITZWILTON HOUSE, WILTON PLACE, DUBLIN 2, IRELAND

A proxy card relating to the Annual General Meeting accompanies this document. Instructions for returning your proxy card is set out in the Notice of the Annual General Meeting included in this document.

Record Date: July 28, 2014. Only members registered on the record date will have the right to participate and vote at the Annual General Meeting.

August 15, 2014

Dear King Shareholder,

We are pleased to invite you to attend the Annual General Meeting of King Digital Entertainment plc (“King” or “we”) to be held at Fitzwilton House, Wilton Place, Dublin 2, Ireland on September 26, 2014 at 11:00 a.m. (Irish time). You will find the Notice of Annual General Meeting set out on pages 3 and 4 of this document.

This letter explains the business to be transacted at the Annual General Meeting.

Ordinary Business

Proposal 1. To receive and consider King’s financial statements for the year ended December 31, 2013.

Proposal 2. To authorize King’s board of directors (“Board”) to determine the compensation of King’s auditors (i.e. its independent registered public accounting firm).

Special Business

Proposal 3. To approve the holding of King’s 2015 Annual General Meeting at such location as may be determined by the Board.

Proposal 4. To renew the Board’s authority to allow King, or any subsidiary thereof, to purchase any of King’s shares.

Proposal 5. To renew the Board’s authority to re-issue treasury shares off-market at certain specified minimum and maximum prices.

Recommendation

King’s Board believes that the proposals summarized in this letter are in the best interests of King and its shareholders and unanimously recommend that you vote in favor of all of the proposals as they are set out in the following Notice of Annual General Meeting.

We encourage you to use this opportunity to take part in the affairs of King by voting on the business to come before the Annual General Meeting. Your vote is important. Whether or not you plan to attend, please complete, sign and date, and promptly return the enclosed proxy card in the accompanying reply envelope so that your shares will be represented at the Annual General Meeting. You may also submit your proxy via the Internet or telephone as specified in the General Information section of this document. If you decide to attend the Annual General Meeting and wish to change your proxy vote, you may do so by voting in person at the Annual General Meeting.

Yours faithfully,

/s/ Riccardo Zacconi

Riccardo Zacconi

Director and Chief Executive Officer

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KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

(“KING”)

Notice of Annual General Meeting

NOTICE is hereby given that the Annual General Meeting of King Digital Entertainment plc will be held at 11:00 a.m. (Irish time) on September 26, 2014 at Fitzwilton House, Wilton Place, Dublin 2, Ireland for the following purposes:

ORDINARY BUSINESS

To consider and vote on the following proposals as ordinary resolutions:

1.	To receive and consider King’s financial statements for the year ended December 31, 2013 together with the reports of King’s board of directors (the “Board”) and King’s auditors thereon, copies of which accompany this Notice of Annual General Meeting.

2.	To authorize the Board to fix the compensation of King’s auditors.

SPECIAL BUSINESS

3.	To consider and vote on the following proposal as an ordinary resolution:

“That, for the purposes of Section 140 of the Companies Act 1963, King’s next annual general meeting need not be held in Ireland and may be held at such location as may be determined by the Board.”

4.	To consider and vote on the following proposal as an ordinary resolution:

“That King and/or any of its subsidiaries (as such expression is defined by the EC (Public Limited Companies Subsidiaries) Regulations 1997) be generally authorized to make market purchases and overseas market purchases (as defined by Section 212 of the Companies Act 1990) of shares of any class of King on such terms and conditions and in such manner as the Board may from time to time determine in accordance with and subject to the provisions of the Companies Act 1990 and to the following provisions:

a.	the maximum number of shares authorized to be acquired by King and/or any of its subsidiaries pursuant to this resolution shall not exceed, in the aggregate, 20% of King’s issued share capital as at the date of the passing of this resolution, provided that the total aggregate number of ordinary shares to be purchased by King and its subsidiaries whether by way of a redemption or otherwise shall not exceed the maximum amount as determined by the Board (or any duly constituted subcommittee thereof);

b.	the maximum price to be paid for any ordinary share shall be an amount equal to110% of the closing price on the New York Stock Exchange ( “NYSE”) for that ordinary share on the day preceding the day on which the relevant share is purchased by King and/or any of its subsidiaries;

c.	the minimum price to be paid for any ordinary share shall be an amount equal to 70% of the closing price on the NYSE for that ordinary share on the day preceding the day on which the relevant ordinary share is purchased by King and/or any of its subsidiaries; and

d.	this general authority will expire on the earlier of (i) eighteen months from the date of it becoming effective, and (ii) the date of King’s next annual general meeting unless previously varied, revoked or renewed by ordinary resolution in accordance with the provisions of Section 215 of the Companies Act 1990. King or any such subsidiary may, before such expiration enter into a contract for the purchase of shares which would or might be executed wholly or partly after such expiration and may complete any such contract as if the authority conferred hereby had not expired.”

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5.

To consider and vote on the following proposal as a special resolution:“

That, subject to the passing of resolution 4 above, for the purposes of Section 209 of the Companies Act 1990, the re-issue price range at which any treasury shares (as defined by Section 209 of the Companies Act) for the time being held by King may be issued off-market shall be as follows:

a.	the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the closing price per ordinary share, as reported by NYSE, on the trading day immediately preceding the proposed date of re-issuance;

b.	the minimum price at which a treasury share may be re-issued off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share scheme or any option schemes operated by King or, in all other cases, an amount equal to 50% of the closing price per ordinary share, as reported by NYSE, on the trading day immediately preceding the proposed date of re- issuance; and

c.	the re-issue price range as determined by the preceding paragraphs will expire on the earlier of (i) eighteen months from the date of the this resolution becoming effective, and (ii) the date of King’s next annual general meeting unless previously varied, revoked or renewed by special resolution in accordance with the provisions of Section 209 of the Companies Act 1990.”

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and, so far as is known to the Board, no matters are to be brought before the Annual General Meeting except as specified in this Notice. As to any business that may properly come before the Annual General Meeting, however, it is intended that shares in respect of which a proxy card (in the form enclosed) has been duly completed and returned will be voted at the discretion of the persons voting such shares.

BY ORDER OF THE BOARD OF DIRECTORS

Wilton Secretarial Limited

Company Secretary

Registered Office:

First Floor

Fitzwilton House

Wilton Place

Dublin 2

Ireland

August 15, 2014

NOTE:

A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a King shareholder.

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GENERAL INFORMATION

INFORMATION REGARDING THE ANNUAL GENERAL MEETING IS AVAILABLE ON KING’S WEBSITE AT WWW.KING.COM AND ALSO AT WWW.PROXYVOTE.COM.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended. As a result, we are not required to comply with U.S. federal proxy requirements.

Who is eligible to vote and how?

If your shares are registered in King’s register of members in your name, you are a shareholder of record. Shareholders of record who were entered in King’s register of members as at close of business on July 28, 2014 (the “Record Date”) shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting. Changes in the register after the Record Date will be disregarded for this purpose.

For those shareholders whose shares are not registered in their name, but rather are registered in “street name” and held in an account at a brokerage firm, bank, dealer or other similar organization, who in turn hold through The Depository Trust Company (“DTC”), then their entitlement to vote is determined as at July 28, 2014.

Voting by Proxy

A proxy card is enclosed for use by shareholders of record. Whether or not you propose to attend the Annual General Meeting in person, you are strongly advised to complete and submit the enclosed proxy card in accordance with the instructions printed on it. Submitting the completed proxy card will not preclude a shareholder of record from attending the Annual General Meeting and voting in person if you so wish.

To be effective, a duly completed and executed proxy card, together with evidence of any authority under which it is executed, or a copy thereof certified, must be mailed to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 so as to be received by no later than 11.59 p.m. (Eastern Time) on September 24, 2014 or, if the Annual General Meeting is adjourned, at 11:59 p.m. (Eastern Time) on the day falling two days immediately before the date appointed for the adjourned Annual General Meeting. Any alteration to the proxy card must be initialed by the person who executes it. Alternatively, provided it is received no later than 11:59 p.m. (Eastern Time) on September 24, 2014 or, if the Annual General Meeting is adjourned, no later than 11:59 p.m. (Eastern Time) on the day falling two days immediately before the date appointed for the adjourned Annual General Meeting, the appointment of a proxy may be submitted electronically, subject to the applicable terms and conditions, via the Internet by accessing Broadridge’s website www.proxyvote.com and, when you follow the instructions on the website, the information you need to appoint your proxy electronically is included on the top of your proxy card.

In the case of a corporation, the proxy card must be either executed under seal or signed on its behalf by a duly authorized officer or attorney.

If you vote by Internet or by telephone, please do not mail your proxy card.

Depending on whether your shares are registered in your name or in street name the arrangements are as follows:

Shareholder of Record: Shares Registered in Your Name

As a shareholder of record, you may vote in person at the Annual General Meeting or vote by proxy. In the case of joint holders, the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names appear in King’s register of members in respect of the joint holding. The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and/or voting at the Annual General Meeting if the shareholder subsequently wishes to attend the meeting.

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Beneficial Owner: Shares Registered in the Name of a Brokerage Firm, Bank, Dealer or Other Similar Organization

If, as at the Record Date, your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, who in turn hold through DTC, then you are the beneficial owner of shares held in “street name” and these proxy materials were forwarded to you by that organization, together with instructions as to voting. You will need to carefully follow the instructions from your brokerage firm, bank, dealer or other similar organization or contact that organization if you have any queries. As a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other similar organization how to vote the shares in your account as per the instructions enclosed by your broker. You are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual General Meeting unless you contact your brokerage firm, bank, dealer or other similar organization and obtain a valid proxy card. Therefore, as a beneficial owner of shares registered in “street name,” you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from King. Simply complete and mail the voting instruction card as per the instructions from your brokerage firm, bank, dealer or other similar organization to ensure that your vote is counted.

Corporate Shareholders

A corporate shareholder entitled to attend and vote at this Annual General Meeting is entitled to appoint a representative to attend and vote at the Annual General Meeting on its behalf.

A form of appointment of representative by a corporate shareholder is available via Broadridge’s website www.proxyvote.com. Corporate shareholders that wish to appoint a representative to attend the Annual General Meeting should complete the form of appointment of representative and then deposit it (together with any power of attorney or other authority under which it is signed or a notarized copy of that power or authority) at King’s registered office at First Floor, Fitzwilton House, Wilton Place, Dublin 2, Ireland at any time prior to the commencement of the Annual General Meeting.

What Constitutes a Quorum?

Shareholders may not take action at the Annual General Meeting unless there is a quorum present. A meeting of shareholders is duly constituted, and a quorum is present, if, at the commencement of the meeting, two or more shareholders holding shares that represent at least 50% of the issued shares carrying the right to vote at such meeting are present in person or by proxy. Broker non-votes (as described below) will not be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Abstentions by shareholders of record attending the meeting in person or by proxy will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

Broker Non-Votes and Abstentions

If shareholders abstain from voting, including brokers holding their clients’ shares of record who cause abstentions to be recorded, these shares will be considered present and entitled to vote at the Annual General Meeting and will be counted towards determining whether or not a quorum is present. Because broker non-votes and abstentions are not voted affirmatively or negatively, they will have no effect on the approval of any of the proposals.

Members of the New York Stock Exchange are permitted to vote their clients’ proxies in their own discretion as to certain “routine” proposals. Only Proposal No. 2 (authorizing the Board to fix the compensation of King’s auditors) is considered a routine matter. Where a proposal is not “routine,” a broker who has received no instructions from its clients generally does not have discretion to vote its clients’ uninstructed shares on that proposal. When a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, the missing votes are referred to as “broker non-votes.” Those shares would be considered present for purposes of determining whether or not a quorum is present, but would not be considered entitled to vote on the proposals. Those shares would not be taken into account in determining the outcome of the non-routine proposal.

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We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder. As such, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with those proposals.

Votes Required

The total number of issued ordinary shares on the Record Date was 319,732,543. A vote on a show of hands means every shareholder present in person and every proxy has one vote (but no individual shall have more than one vote). A poll means every shareholder present in person and every proxy shall have one vote for every share carrying rights of which he is the holder or proxy.

Proposals 1, 2, 3 and 4 are being proposed as ordinary resolutions and are required to be passed by a simple majority of shareholders voting at the Annual General Meeting either in person or by proxy.

Proposal 5 is being proposed as a special resolution and is required to be passed by not less than

75% of shareholders voting at the Annual General Meeting either in person or by proxy.

Each of the Proposals shall be decided on a show of hands unless before, or on the declaration of the result of the show of hands a poll is duly demanded. A poll may be demanded by:

•	the chairman of the meeting;

•	three shareholders of record present (either in person or by proxy) having the right to vote at the meeting;
•	any shareholder or shareholders of record present (either in person or by proxy) representing not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting; or
•	by a shareholder or shareholders of record present (either in person or by proxy) holding voting shares in King being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all voting shares.

Can I change my vote after submitting my proxy?

Shareholders of Record: Shares Registered in Your Name

Yes. If you are the shareholder of record of your shares, you may revoke your proxy in any one of three ways:

• You may submit, in accordance with the Instructions set out above, another properly completed proxy card bearing a later date;

• You may send a written notice that you are revoking your proxy to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Your notice must be received by no later than 11:59 p.m. (Eastern Time) on September 24, 2014 or if the Annual General Meeting is adjourned, by 11:59 p.m. (Eastern Time) on the day immediately before the date appointed for the adjourned Annual General Meeting; or

• You may attend the Annual General Meeting and vote in person.

Beneficial Owner: Shares Registered in the Name of a Brokerage firm, Bank, Dealer or Other Similar Organization

If your shares are held by your brokerage firm, bank, dealer or other similar organization, you should follow the instructions provided by them.

What does it mean if I receive more than one set of materials?

If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.

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Attendance at the Annual General Meeting

Only shareholders or their legal proxy holders are invited to attend the Annual General Meeting. To be admitted to the Annual General Meeting, you will need a form of photo identification (such as a driver’s license or passport), and if you hold your ordinary shares in “street name” you must also bring valid proof of ownership of your ordinary shares or a valid legal proxy. If you are a shareholder of record, you will be admitted to the meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your ordinary shares in “street name” through a brokerage firm, bank, dealer or other similar organization, a statement reflecting your ownership as of the Record Date or a letter from the organization is sufficient proof of ownership to be admitted to the meeting.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Annual General Meeting. We may solicit by mail, telephone, personal contact and email and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the notices, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

Shareholder Communications

Shareholders and interested parties may contact any of King’s directors, including the Chairman, the chair of any committee of the Board, or any committee of the Board by writing to them at King, Tenth Floor, Central Saint Giles, 1 St. Giles High Street, London WC2H 8AG, United Kingdom, Attn: Robert Miller, Chief Legal Officer.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder of a NYSE-listed company to put items on the agenda of an annual general meeting. King’s articles of association provide that shareholders holding 10% of King’s paid up share capital carrying voting rights may requisition extraordinary general meetings and may nominate persons to be elected as directors at such extraordinary general meetings.

Director Attendance at the Annual General Meeting

King invites its Board members to attend its annual general meetings but does not require attendance.

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